Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 12, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on May 12, 2005, entitled "AGM held in Statoil".

AGM held in Statoil

The annual general meeting of Statoil ASA (OSE: STL, NYSE: STO) resolved on 11 May 2005 to adopt the annual report and accounts for 2004 as proposed by the board of directors.

The proposal for the allocation of net income, including the distribution of a total dividend of NOK 5.30 per share, of which NOK 2.10 was an extraordinary payment, to those who were shareholders at 11 May 2005, was also approved. Payment will be made from 31 May.

Statoil’s ordinary shares listed on the Oslo Stock Exchange will be quoted ex-dividend from 12 May. American Depository Shares (ADSs) listed on the New York Stock Exchange were quoted ex-dividend from 9 May.

The AGM authorised the acquisition of the company’s own shares to be used in the share investment plan for employees, as proposed by the board.

Further information from:

Public affairs: Kjersti Tvedt Morstøl, public affairs manager, tel: +47 51 99 26 71 (office), +47 91 78 28 14 (mobile)

Investor relations: Mari Thjømøe, senior vice president, tel: +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)

See the full minutes and attachment of the AGM on www.newsweb.no

MINUTES OF MEETING OF THE ANNUAL GENERAL MEETING OF STATOIL ASA

The 2005 annual general meeting of Statoil ASA was held on 11 May at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger.

A list of shareholders represented at the annual general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

In addition, the chair of the board, the president and CEO, the chair of the corporate assembly and the company’s auditor were in attendance.

The annual general meeting was opened by Anne Kathrine Slungård, chair of the corporate assembly.

The following issues were on the agenda:

1. ELECTION OF A CHAIR OF THE MEETING

Anne Kathrine Slungård, chair of the corporate assembly, was elected to chair the meeting.

2. ELECTION OF A PERSON TO CO-SIGN THE MINUTES WITH THE CHAIR OF THE MEETING

Jan Radzack Ferdinandsen was elected to co-sign the minutes with the chair of the meeting.

3. APPROVAL OF THE NOTICE AND THE AGENDA

The notice and the agenda were approved.

4. APPROVAL OF THE ANNUAL REPORT AND ACCOUNTS FOR STATOIL ASA AND THE STATOIL GROUP FOR 2004, INCLUDING THE BOARD OF DIRECTORS’ PROPOSAL OF AN ORDINARY AND EXTRAORDINARY DIVIDEND OF NOK 5.30 PER SHARE

The chair reminded the meeting that the annual report and accounts and the recommendation from the corporate assembly were enclosed with the notice of the annual general meeting. The general meeting resolved to approve the annual report and accounts for Statoil ASA and the Statoil group for 2004, including the board’s proposal of a dividend of NOK 5.30 per share, of which NOK 2.10 is an extraordinary dividend.

5. DETERMINATION OF REMUNERATION FOR THE COMPANY’S AUDITOR

Remuneration to the auditor for 2004 of NOK 4,768,000 for Statoil ASA was approved.

6. AUTHORISATION TO ACQUIRE OWN SHARES IN ORDER TO CONTINUE IMPLEMENTATION OF THE SHARE SAVING PLAN FOR EMPLOYEES

In accordance with the proposal of the board, the annual general meeting adopted the following resolution:

“A. The board of directors is authorised on behalf of the company to acquire Statoil shares. The authorisation may be used to acquire own shares with an overall nominal value of up to NOK 10,000,000.

B. The board will decide the manner in which the acquisition of Statoil shares will take place. Such shares acquired in accordance with the authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan approved by the board.

C. The lowest amount which may be paid per share is the nominal value; the highest amount which may be paid per share is a maximum of 100 times the nominal value.

D. The authorisation will apply for 18 months from the date of the annual general meeting.”

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There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 11 May 2005

STATOIL ASA
Represented at the annual general meeting 11 May 2005

Persons present authorised to vote: 111

Class of shares	Own holding	(By)Proxy	Total representation	Total repr. in %
Ordinary	1 535 872 542	149 794 358	1 685 666 900	76,99
Total	1 535 872 542	149 794 358	1 685 666 900	76,99

Representation details	Amount	No. of shares
Only own shares	90	1 535 866 980
Only proxy shares	17	149 792 059
Both own and proxy shares	4	7 861
Total	111	1 685 666 900

Share class	No. of shares	Share capital
Ordinary	2 189 585 600	5 473 964 000
Total	2 189 585 600	5 473 964 000

On behalf of your account operator: DnB NOR bank ASA	Ernst & Young AS
By: /S/ Grethe Nes Grethe Nes	By: /S/ Jostein Johannessen Jostein Johannesen

SIGNATURES

STATOIL ASA (Registrant)
Dated: May 12, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer